Exhibit 6.5

REVENUE SHARE & SHAREHOLDER ENDORSMENT AGREEMENT

This Revenue Share and Shareholder Endorsement Agreement (the “Agreement”) is entered into as of September 14, 2016, made by and between Medivie USA Inc (herein referred to as the “Company”), and Jenelle Evans (or through her LLC to be incorporated as designated thereafter) and individual reality T.V celebrity of the MTV show Teen Mom II with a SS# ###-##-####, residing at 7300 Bright Leaf Road, Wilmington, NC, (herein referred to as “Endorser” or “Evans”).

WITNESSETH:

It is understood between the parties that Company is the owner of a certain product called the laboraide described here by the patent Number provided hereto in Schedule A, and the related intellectual property associated with such product, FDA approved facilitating the birth process as a mouth piece, (the “Laboraide”) and that Medivie USA, Inc is an exclusive perpetual licensee for all America and Canada and has the rights to the intellectual property and product lines form Medivie U.K its majority shareholder as listed on Schedule A, attached hereto (the “Brand”);

It is agreed that the Company desires to grant to Endorser a monthly fee of $500 for 12 months starting from the date of this agreement and going through the current pregnancy, and ownership through common stock of the Company for a value of $250,000 (as per Reg. A+ Offering) shares of common stock and a revenue shares for a designated coupon barcode in exchange for specific agreed upon endorsements as described herein, and must use the product “laboraide” directly by Ms. Evans in consideration for representing the product, in addition Ms. Evans commit to use the mouth piece Laboraide through her birth process, and will be allowing for the filming of the birth exclusive rights with the usage of the Laboraide and its validation as long as not conflicted with preexisting agreements.

Therefore, in consideration of the Agreements, covenants, promises and conditions contained herein, and in consideration of the monies and other consideration exchanged between the parties, the parties hereto agree as follows:

1.          Grant of Shares, Monthly Payment and a Revenue Share. Company hereby grants to Endorser, (i) 50,000 shares of common stock equal to $250,000 USD, pursuant to the Reg. A+ offering for services by Ms. Evans as a spoke person for its Laboraide and its Brand; (ii) a monthly payment of $500 for 12 months starting after the execution of this agreement and payable the 1st of the preceding month, monthly with a 15 days grace period, and (iii) a revenue shares for a certain promotional discount barcode for the Endorsers’ fans and followers to purchase the Laboraide at a minimum 10% discount such discount must be always 10% less than any other discount provided to other reseller or by other reseller on the Laboraide Medivie USA ecommerce site. (the “Grant”).

2.          Consideration. In Consideration for the Grant of the Brand, Endorser shall provide the following services in a pre-agreed upon manner:

(i)          The Endorser must (ii) Advertise once a week about the Laboraide on social medias in a subtle manner approved by the Company and sometimes designed by the Company in synchronization with the Endorser; (iii) use the Laboraide for its current birth and additional births if additional may occur within the next 4 years; (iv) showcase the box and product in all its various appearance as reasonably as possible and permissible; (v) promote the use of the Laboraide mouth piece at its best; (vi) learn about the benefits of the products and its medical advantages including reduction of the risk of surgical intervention such as a C-section, or the use of a vacuum machine, in order to get the baby out of the birth canal safely.; and (vi) act as a spoke person for the Laboraide for the next 3 years starting from the date of this agreement as well as potentially appear upon reasonable notice on various T.V network or ads and articles about the benefits of Laboraide with all transportation and accommodation paid by the Company (vii) appear on QVC/HSN* or similar networks promoting the product and specifically Laboraide; and (viii) allow for the rights for the film of the current birth for advertisement purposes while using the Laboraide and (ix) access and use your best efforts to obtain airtime for the Laboraide on various shows and medical shows included, and finally, (x) agree to be acting in a Medivie USA Laboraide commercial or promotional video for the product.

(*Jenelle Evans shall be entitled for any QVC/HSN or alike originated sales to a 5% of the gross profit through those channel worldwide.)

3.          Revenue Shares for Barcode. Upon execution of this Agreement, Company shall grant Jenelle Evans or its designee a 5% of the gross profit (gross profits means, after all expenses including marketing costs but before taxes) of every piece sold through its discounted account by any fan or users of the allocated Barcode but never less than $1 dollar of the sales price for any Laboraide from the date of this Agreement in the U.S. in perpetuity. It also represents that within 15 days following the end of each calendar quarter, Endorser will receive written statement from the Company showing the business transacted from the use of the allocated Barcode and its sales during the period reported, and simultaneously remit the amount due to Endorser for such period. Ms. Evans and/or her authorized representative shall have the right to audit the records of Company relating to the use of the Barcode and the gross sales of the product at the allocated discount for sales conducted online.

4.          Company Representation: The Company makes representations and warrants, and expressly claims all rights behind the patents the trademarks and the Company has obtained and shall maintain all regulatory rights to the products, specifically the Laboraide. The Company represents that it will enforce all its rights and preserve its exclusivity on the North American Territories, against online or retail sales of its products

5.          Representation: BOTH PARTIES (Endorser and the Company) AGREE and REPRESENT THAT THEY USED OR HAD THE OPPORTUNITY TO USE THEIR OWN SEPARATE COUNSEL FOR THE EXCUTION OF THIS AGREEMENT and waive all conflicts of law or in terms that may occur for the third party intervention of the law firm of JS Barkats, PLLC and its affiliates assistance in this matter as an interested party.

6.          Assignability. Endorser may not sell, transfer, convey or assign its interest in this Agreement without the prior written consent of the Company.

7.          Amendments. No subsequent alteration, amendment, change or addition to this Agreement shall be binding upon either party unless in writing and signed by both parties. Any deals related to other territories not specified in the current Agreement shall be discussed and negotiated separately.

8.          Waiver. Waiver of any provision herein shall not be deemed a waiver of any other provision herein, nor shall waiver of any breach of this Agreement be construed as a continuing waiver of other breaches of the same or other provisions of this Agreement.

9.          Governing Law. This Agreement shall be construed and interpreted in accordance with the laws of the State of New York without reference to conflict of laws principles. The Endorser and Company agree that any dispute, claim, or litigation arising out of or relating in any way to this Agreement shall be subject to the exclusive jurisdiction of the United States District Court for Southern District or Eastern District of the State of New York or the Supreme Court of the State of New York located in New York County, Queens County or Kings County. Each party hereby irrevocably waives, to the fullest extent permitted by law, (a) any objection that it may now or hereafter have to laying venue of any suit, action or proceeding brought in such court, (b) any claim that any suit, action or proceeding brought in such court has been brought in an inconvenient forum, and (c) any defense that it may now or hereafter have based on lack of personal jurisdiction in such forum.

10.         Notices. All notices from Company to Endorser required or permitted by any provision of this Agreement shall be directed to Endorser as follows:

Jenelle Evans Address: 7300 Bright Leaf Rd; Wilmington; NC 28411

All notices from Endorser to Company required or permitted by any provision of this Agreement shall be directed to Company as follows:

Medivie USA: 1319 Maple Street; Los Alamitos; California 90720.

All notices to be given hereunder by Company or Endorser shall be written either hand delivered, or sent by registered certified or express U.S. mail, or by telecopier addressed to the party to be notified at the address or telecopy number, as applicable, set forth above. Either party may, at any time, notify the other party in writing of a substitute address or telecopy number for that set forth above, and thereafter notices shall be directed to such substitute address or telecopy number. Notice given as aforesaid shall be sufficient service thereof and shall be deemed given as of the date received as evidenced by the return receipt of the registered or certified mail, the express mail delivery receipt or the telecopy confirmation, as the case may be.

11.         Other Rights. Nothing contained in this Agreement shall be construed as conferring by implication, estoppel, or otherwise upon either party any license or other right except the rights expressly granted hereunder to that party.

IN WITNESS WHEREOF, the parties have caused this Licensing and Royalty Agreement to be executed as of the date first above written.

ENDORSER	MEDIVIE USA, INC

Jenelle Evans	Joshua Rurka
SS#	President

Witness By: ________________	SS#: ________________

SCHEDULE A

The Brand

1. Trademark

2. All related intellectual property associated with Laboraide including, but not limited to: